EBET, Inc.

197 E. California Ave. Ste. 302

Las Vegas, NV 89104

August 12, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	EBET, Inc.
Registration Statement on Form S-1
File No. 333-266677

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, EBET, Inc., a Nevada corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 P.M. (Eastern Time) on August 16, 2022, or as soon thereafter as possible on such date.

Very truly yours,

EBET, Inc.

By:	/s/ James Purcell
Name: James Purcell
Title: Chief Financial Officer